EXHIBIT 99.1

                DIAMOND HOME SERVICES ANNOUNCES NEW DIRECTOR AND
                      RETIREMENT OF VICE-PRESIDENT OF SALES


Woodstock, IL (July 29, 1997)   Diamond Home Services, Inc. (Nasdaq:  DHMS)
today announced the appointment of William R. Griffin as a new outside director. It also announced the retirement of Frank Cianciosi, Vice-President of Sales.

William R. Griffin is the former President and Chief Executive Officer of Roto-Rooter, Inc., the largest repair plumbing company in the U.S. and a leading provider of repair service contracts in Florida and Arizona. Mr. Griffin was employed by Roto-Rooter from 1980 through September 1996. Roto-Rooter, Inc. was a publicly-held company traded on Nasdaq for the years 1985 through September 1996.

"ALl of the directors and members of senior management are delighted to have someone with Bill's related business experience serve as a director of Diamond Home Services," Mr. C. Stephen Clegg, Diamond Home Services' Chairman, President and CEO stated. "During Bill's 16 years at Roto-Rooter, its sales grew from $12
million to over $200 million   profitably.  Much of the growth came from
acquisitions, new product and service introductions and in-house training programs to motivate, improve and retain the necessary skill levels required for the various job requirements. I am convinced that Bill Griffin's advice and counsel based on his background, experience and reputation among the investment community will service Diamond well in the years to come," Mr. Clegg said.

In other news, Diamond Homes Services announced the retirement of Frank Cianciosi, Vice-President of Sales, effective June 27, 1997. Mr. Cianciosi was one of the founding shareholders of Diamond and, until January 1997, was also a Regional President of the Company. "Frank's contributions to the Company, since its formation in June 1993, were many and invaluable. We are all grateful to Frank and wish him and his wife, Patty, all the very best in retirement," Mr. Clegg said.

Diamond Home Services, Inc. is a leading national marketer and contractor of installed home improvement products, including roofing systems, gutters, doors and fencing. The Company markets its home improvement products and services directly to consumers primarily under the "SEARS" name. Through its finance subsidiary, Marquise Financial Services Inc., the Company also offers financing to its customers. The Company has 75 sales offices located in major cities across the U.S., providing the Company with a presence in markets covering approximately 80% of the owner-occupied households in the U.S.